As filed with the Securities and Exchange Commission on September 5, 2025

File No.	333-289816

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1

Post-Effective Amendment No. ____

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AB ACTIVE ETFs, inc.

(Exact Name of Registrant as Specified in Charter)

66 Hudson Boulevard East, 26th Floor, New York, New York 10001

(Address of Principal Executive Office) (Zip Code)

Registrant’s Telephone Number, including Area Code:
(800) 221-5672

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Nancy E. Hay

AllianceBernstein L.P.

66 Hudson Boulevard East, 26th Floor

New York, New York 10001

(Name and address of agent for service)

Copies of Communications to:

Paul M. Miller

Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, D.C. 20001

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of the securities being registered: Shares of common stock.

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 is being filed for the sole purpose of delaying the effectiveness of the Registrant’s previously filed initial Registration Statement filed on Form N-14. This Pre-Effective Amendment incorporates by reference the information contained in Parts A, B and C of the initial Registration Statement on Form N-14 (File No. 333-289816) under the Securities Act of 1933, as filed with the Commission on August 22, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, duly authorized, in the City of New York and State of New York, on the 5th day of September, 2025.

AB ACTIVE ETFs, INC.

By: /s/ Onur Erzan
Onur Erzan
President

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

1)	Principal Executive Officer:

	/s/ Onur Erzan	President and	September 5, 2025
	Onur Erzan	Chief Executive Officer

2)	Principal Financial and
Accounting Officer:

	/s/ Stephen M. Woetzel	Principal Accounting	September 5, 2025
	Stephen M. Woetzel	Officer, Treasurer and Chief
Financial Officer

3)	Directors:

Jorge A. Bermudez*
Alexander Chaloff*
R. Jay Gerken*
Jeffrey R. Holland*
Jeanette W. Loeb*
Carol C. McMullen*
Garry L. Moody*
Emilie D. Wrapp*

*By: /s/ Stephen J. Laffey			September 5, 2025
Stephen J. Laffey
(Attorney-in-Fact)